CODA MARKETS - ATS-N PART III, ITEM 26

Item 26: Aggregate Platform Data

Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS?

Yes   No

If yes,

i. *Attach, as Exhibit 4, the most recent disclosure of aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter.*

> *Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under Exhibit 4 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing.*

Aggregate platform-wide order flow and execution statistics are available on the website provided in Part I, Item 6, but also attached in Exhibit 4 are:

- (4A) CODA MICRO and CODA FLARE (router) Trade Data Overview (General Execution Stats and TCA) – August 2019
- (4B) CODA BLOCK Auction Activity (General Execution Stats and TCA) - 2018
- (4C) Viable Markets - CODA Block Execution Quality Report - October 2017 - September 2018 (3rd Party Report)

Aggregate platform-wide order flow and execution statistics not available on the website provided in Part I, Item 6, but attached in Exhibit 4 are:

- (4D) CODA Monthly Stats General (8/2019) - CODA ATS ONLY
- (4E) Daily Liquidity Seeker Aggregate Volume by Symbol (9/17/2019) - CODA ATS & ROUTER
- (4F) Daily Executed Volume Leaders (9/17/2019) - CODA ATS & ROUTER

CODA Participants may ask CODA Markets to prepare customized reports from time to time. These reports may include aggregate and anonymous platform wide data similar to what may be found in the aforementioned reports available both on CODA Markets' website and attached as Exhibit 4. Customized reports may include modifications to metrics based on the requestor's preferences such as filtered symbols, sectors and additional time horizons for market impact mark outs. Any additional statistics and metrics provided would be in aggregate and anonymous form and comply with CODA Markets' polices on data sharing discussed earlier in Form ATS-N and below.

ii. Attach, as Exhibit 5, a list and explanation of the categories or metrics for the aggregate platform-wide order flow and execution statistics provided as Exhibit 4 and explain the criteria or methodology used to calculate aggregate platform-wide order flow and execution statistics.

☐☐Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under Exhibit 5 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing.

The categories of statistics and metrics are clearly identified on the reports available on CODA Market's website and attached as Exhibit 4. To summarize and provide additional detail, they include the following:

- (4a) CODA MICRO and CODA FLARE (router) Trade Data Overview
    - Daily received and execution statistics by shares, issues and large orders
    - Daily average execution statistics for CODA MICRO by market capitalization and sector
    - CODA MICRO trade performance compared to a two-minute VWAP calculation (+/- one minute from time of execution). The results are listed as both basis points (BPS) and cents per share (CPS)
    - Midpoint mark out analysis based on CODA MICRO initiating orders
- (4B) CODA BLOCK Auction Activity (General Execution Stats and TCA) - 2018
    - General participation and execution statistics during the year in CODA BLOCK
    - Midpoint mark out analysis (post trade) measured in BPS
- (4C) Viable Markets - CODA Block Execution Quality Report - October 2017 - September 2018 (3rd Party Report)
    - This is a 3rd party report produced by Viable Markets. All statistics and metrics are well identified and explained in the report.
- (4D) CODA Monthly Stats General (08/2019) - CODA ATS ONLY
    - General execution statistics for CODA ATS in aggregate and CODA MICRO/CODA BLOCK individually.
    - The report is provided to aggregators and publishers of ATS data, who define details of the metrics in their reports
- (4E) Daily Liquidity Seeker Aggregate Volume by Symbol (9/17/2019) - CODA ATS & ROUTER
    - Total volume received via liquidity-seeking orders filtered by symbol and marketability (min. 2000 shares received / symbol).
    - General volume and execution statistics (CODA ATS & Router)
    - Any distribution of this report or a portion of this report is delayed a reasonable amount of time, typically two weeks from trade date.
- (4F) Daily Executed Volume Leaders (9/17/2019) - CODA ATS & ROUTER
    - Volume total and fill rate for the thirty symbols received with the highest volumes from liquidity-seeking orders and fill rate by shares. The report is filtered by marketability. Additionally, fill rate data

excludes symbols with less than 75,000 shares executed on the date of the report.

- o General volume and execution statistics (CODA ATS & Router)
- o Any distribution of this report or a portion of this report is delayed a reasonable amount of time, typically two weeks from trade date.